UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                                December 31, 1998



                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202













*Inquiries concerning this Form U-9C-3 should be directed to:
                                                         M. Susan Hardwick
                                                         Cinergy Corp.
                                                         139 East Fourth Street
                                                         Cincinnati, Ohio  45202
                                                         (513) 287-5667


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                                TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      2
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      3
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      4
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      5
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .      6
  6a     Financial Statements . . . . . . . . . . . . . . . . . . . .      7
  6b     Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . .      7

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .      8






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                                                     ITEM 1. ORGANIZATION CHART

                                                    Energy or                                           Percentage of
                                                   Gas-Related         Date of         State of             Voting        Nature of
Name of Reporting Company                            Company        Organization     Organization      Securities Held     Business


OMITTED FOR THE FOURTH CALENDAR QUARTER PURSUANT TO INSTRUCTIONS FOR "ITEM 1".

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                              ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS*

   Associate Company             Energy-Related Company                    Type of                      Net Change in
   Advancing Funds                   Receiving Funds                     Transaction              Borrowings/Contributions
                                                                                                       (in thousands)
  Cinergy Investments, Inc.
  ("Investments")               Enertech Associates, Inc.          Open account repayment                 $(1,327)

  Investments                   Cinergy Engineering, Inc.          Open account repayment                     (12)

  Investments                    Cinergy Resources, Inc.            Open account advance                    1,343

  Investments                Cinergy Capital & Trading, Inc.        Open account advance                    6,604
                                  ("Capital & Trading")

  Capital & Trading          Producers Energy Marketing LLC         Open account advance                    1,047

  Capital & Trading                 CinPower I, LLC                 Capital contribution                      292

  Investments                  Cinergy Supply Network, Inc.         Open account advance                    1,335

  Investments                     Cinergy-Cadence, Inc.             Open account advance                      254
                                   ("Cinergy-Cadence")

  Cinergy-Cadence                  Cadence Network LLC              Open account advance                       12

  Cinergy Solutions, Inc.      Trigen-Cinergy Solutions LLC         Open account advance                    1,015
  ("Solutions")

  Solutions          Trigen-Cinergy Solutions of Cincinnati LLC     Open account advance                      181

  Solutions          Trigen-Cinergy Solutions of Tuscola LLC        Capital contribution                    2,451

  Solutions          Trigen-Cinergy Solutions of Boca Raton, LLC    Capital contribution                    2,040

  Cinergy Global Resources, Inc.      San Gorgonio, Inc.            Capital contribution                   10,625




* Item 2 excludes additional guarantees issued on behalf of energy-related companies by Cinergy or its subsidiaries during the fourth quarter of 1998 totaling $51.5 million. These guarantees are included in Item 4. Summary of Aggregate Investment.

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                                                   ITEM 3. ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of          Direct        Indirect                        Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed
-----------------       -------------------------        --------          -------       --------       -------          ------


NONE

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                                             ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of            Direct        Indirect                        Total
Company Rendering             Receiving              Services             Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged        Charged       Capital          Billed
-----------------         -----------------          --------            -------       --------       -------          ------


NONE

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                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                                            December 31, 1998
                                                              (in thousands)

Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy Corp.
    as of December 31, 1998                        $6,278,038
  Total capitalization multiplied by 15%                               941,706
  Greater of $50 million or total capitalization
    multiplied by 15%                                                  941,706
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of
    energy-related business):
      Energy-related business category "i" (1)          14,257
      Energy-related business category "v" (2)         364,263
      Energy-related business category "vi" (3)         13,604
      Energy-related business category "vii" (4)         2,139
      Energy-related business category "viii" (5)       23,008

        Total current aggregate investment                             417,271

  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                          $524,435
                                                                      ========


(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.


(2)  Rule 58 defines  category  "v" as the  brokering  and  marketing  of energy
     commodities,   including  but  not  limited  to  electricity,   natural  or
     manufactured gas and other combustible fuels.


(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.


(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.


(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.





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                                                     ITEM 5. OTHER INVESTMENTS


Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment
                                                                                (in thousands)


NONE

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                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

OMITTED FOR THE FOURTH CALENDAR QUARTER PURSUANT TO INSTRUCTIONS FOR "ITEM 6".

(b)  Exhibits

None











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                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       Cinergy Corp.
                                                        Registrant


Dated: March 29, 1999


                                           By    /s/ Bernard F. Roberts
                                                     Bernard F. Roberts
                                                  Duly Authorized Officer
                                                            and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1998 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Craig Glazer, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
William D. McCarty, Chairman
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
B. J. Helton, Chairman
P.O. Box 615
Frankfort, KY 40602